FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

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Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

October 15, 2007

The Registrant announces the appointment of Mr. Garnet Clark as Chief Financial Officer of the Company effective October 15th, 2007.  Mr. Clark, a Certified Management Accountant (CMA), is a senior executive with two decades of national and international experience in the resource sector.

2.

Exhibits

2.1

News Release dated October 15, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  October 15, 2007

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	October 15, 2007

NEWS RELEASE

MINCO GOLD APPOINTS GARNET CLARK CHIEF FINANCIAL OFFICER

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to announce the appointment of Mr. Garnet Clark as Chief Financial Officer of the Company effective October 15th, 2007.  Mr. Clark, a Certified Management Accountant (CMA), is a senior executive with two decades of national and international experience in the resource sector. He was appointed to the Board of Governors for the Northern Alberta Institute of Technology (NAIT) in October of 2004 and has been the Chair of the Finance & Audit Committee since May of 2005.  He is currently the Vice President, Finance and Chief Financial Officer for East Energy Corp. and served for two decades with Sherritt International Corp., during which time he filled a number of senior positions, including 11 years as the CFO of the company's metals, oil/gas, and coal businesses. Mr. Clark is also former Vice-President, Finance and Chief Financial Officer of Luscar, Canada's largest coal company. At Luscar, from 2003 to 2006, Mr. Clark helped the company achieve its status as one of the safest and most efficient coal miners in the world, while at the same time generating an overall improvement in cash flow.

Minco Gold Chairman & CEO Dr. Ken Cai commented: “We are delighted to welcome Mr. Clark as we continue to assemble a first class management team capable of building shareholder value as Minco continues to advance its projects and transform itself from a pure exploration company to a development and production company.”

Minco Gold would also like to announce that Matthew Kavanagh has resigned as Chief Financial Officer.  The Company would like to thank him for his efforts and wishes him well in his future endeavors.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.